TATA

DHL

82-3733

12th December 2003

BP/AD-M1/ 955

03 DEC 22 7:21

The Stock Exchange
Rotunda Building
Dalal Street
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 20th January 2004 to consider and take on record the unaudited financial results (provisional) for the quarter ended 31st December 2003.

A press release to this effect will also be given simultaneously in the newspapers.

03045304

Yours faithfully,
**For The Tata Power Co. Ltd.**

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

dlw 1/5

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801